EXHIBIT 20.1

SIMTEK ISSUES OPEN LETTER TO SHAREHOLDERS AND EMPLOYEES

COLORADO SPRINGS, Colorado – December 19, 2007 – Simtek Corporation (NASDAQ: SMTK), the inventor, pioneer, and world’s premier supplier of nonvolatile static random access memory (nvSRAM) integrated circuits, today issued an open letter to shareholders discussing the status of the Company and recent stock performance.

Highlights of Issues Discussed

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Reaffirmed guidance that product revenue for 2007 will be in the range of $32 to $33 million and gross margins near 50%

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Investment in new high density non-volatile RAM initiative in 2007 will be about $0.08 per share

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Analysis of Simtek’s share price, trading near historical lows, despite strong operating performance

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Projected revenue from new designs in the first nine months of 2007 exceeds that of all designs won during 2006

•

Four new products – 4 and 8 megabit devices with and without Real Time Clock, expected to be launched into production in 2008

•

Simtek-Cypress relationship providing many important benefits

o

Design engineering resources and disciplines enhanced significantly

o

Process relationship expected to provide access to manufacturing technologies beyond 130 nanometer to sub-100 nanometer process nodes

o

Customer confidence in Simtek nvSRAM strengthened, opening doors to higher volume programs than ever before

Included below is the full content of an open letter to shareholders issued by Simtek President and CEO, Harold Blomquist.

An Open Letter to Shareholders and Employees (December 2007):

In recent weeks we have received numerous letters, phone calls, and emails asking questions and expressing concern about recent weakness in the price of our stock.  I would like to take this opportunity to address the issue especially in light of the solid state of our business.

Below is an email that is reflective of some of the concerns we are hearing.

11/30/07

Folks, what is going on with your stock price? Is the company going out of business? I’ve been a long time holder of the stock and lived through some very lean years! It appeared you guys had turned it around and now you’re hitting an all time low.

What happened???

Gus Blanchard (name used with permission)

DVP-Southeast

My general response to this and many other emails like it is included below:

Dear Gus, thanks for your dignified and professional message.  Your concerns are shared by many Simtek shareholders and employees.  You may have already received a response from the Company but I wanted to respond directly.

The recent drop in our share price comes at a time when the Company is in the best condition it has ever been.  In the words of one long time member of our Board of Directors the balance sheet is the strongest it has ever been.  Annual revenue is the highest it’s ever been.  Annualized gross margin is the highest it’s ever been.  The potential for continued growth is better than it has ever been.  And pro forma, or ex item net income has been positive for five successive quarters, after more than four years of successive quarterly losses.

The stock market, especially for microcap stocks has been problematic recently due to fears over the sub-prime lending crisis, rumors of possible recession, and weakness of the dollar vs. other major world currencies.  Money seems to be moving from micro-cap stocks to blue chip stocks and other forms of investment that appear to be less risky.  This appears to be compounded by portfolio managers who are taking losses at year end by selling stocks in their portfolio that produce short term losses to balance out other profits in their portfolios with regard to tax considerations.  In general, when the market is behaving rationally I believe it to be a reasonable barometer of value, but when it is in a reactionary mode, which is the case today negative reactions tend to be unreasonably amplified.

Again, thanks for taking the time to send us your questions.

The questions asked by shareholders and employees revolve around these three concerns:

1.

What has caused Simtek’s share price to drop to the $2 range?

2.

What can happen that may propel stock ownership to higher values?

3.

What is the near-term outlook for Simtek?

Currently, Simtek’s performance is the strongest it has been since the Company went public nearly 17 years ago.  Simtek hit a low point in revenue in 2005 at $10.4 million, a year in which the Company struggled to achieve 27% gross margins on product sales and reported a net loss of $7.5 million.  Competitive pressure from ZMD, high manufacturing costs, and product problems with the 1 megabit family contributed to this extraordinary loss.  Late that same year the Company hit a market capitalization of $19 million, or about 1.8 times annual sales.  This multiple is relevant because it is substantially higher than today’s multiple of about 1.05 at a time when Company performance has improved dramatically.  In 2007, on a year-to-date basis the Company has achieved gross margins nearing 50%, has produced positive income on an ex-item basis each quarter of the year and is expecting to report in the range of 12% to 15% revenue growth over 2006 setting a second consecutive new record for annual revenue.  You can see in Table 1 that Simtek ex-item Earnings Per Share (EPS) has improved from a loss of $0.20 per share in Q32005 to an ex item profit of $0.03 per share in Q32007.  During this time our share price hit a peak of $6.45 and has steadily dropped since to “well below Q32005 levels.”   2007 is a time when, by most measures, the Company is in its best shape ever.   Early in the year, my management team and I made predictions for revenue growth for 2007 that proved overly optimistic.  We experienced unexpected weakness in orders from some big customers in important markets and have been fighting to recover lost momentum.  As a result of this unforeseen weakness we had to reset our revenue expectations for the year and in October we reduced guidance for the year to reflect our current revenue expectations of 12% to 15% growth in product revenue compared to 2006.  This may have had some influence on investor confidence and the share price.  As of this writing we are on target to achieve October guidance for 2007.  Note that Simtek is investing in the future as well, and for the full year 2007 will have invested about $0.08 per share in developing advanced memory solutions referred to as New Breakaway Products below which should propel growth for years to come.

For answers to the question of “why the drop in share price” one has to also look at factors outside Simtek’s performance.  There are concerns in the market due to factors independent of Simtek.  In times of market uncertainty investors tend to move money from higher to lower risk investments.  Microcap and technology stocks are often thought of as higher risk.  In some specific cases, Simtek is affected by tax loss selling taking place by some portfolio managers.

Another disadvantage of being a small, microcap public company is that there is relatively little stock that is held by investors who are actively trading in the stock.  Simtek has a large portion of our outstanding stock in the hands of a small number of  holders of the stock with a relatively small percentage in the hands of regular traders.  For a number of years there has been a reasonable correlation between trading volume and our share price.  When volume was higher the share price was up, and vice verse.  We hoped that being relisted on NASDAQ would have the effect of making the stock available to a larger pool of investors who would increase active trading volume in the stock and result in higher volume, and share price.  Consistent with the “inconsistencies” shown by much of the rest of my analysis, you can see from Chart 1 that 2007 has been upside-down with less, or even negative correlation between volume and price.

Chart 1 - Simtek Corporation 2007 Stock Information

$7.00
$6.00
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$1.00
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Daily Closing Price
350,000
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Daily Trading Volume

There are metrics that are commonly used by investors and analysts that may help us better understand Simtek’s intrinsic value.  One such metric is the price to sales (PS) ratio.  The PS ratio is simply the total value of all outstanding Simtek shares (our market capitalization) divided by our annual sales.  At the time of this writing the PS ratio of the Company is:

PS  ($2.05/share)   =   $2.05 x 16.5 million shares   =   1.03 – 1.06

      $32 - $33 million

That’s a near-record low PS ratio for Simtek for at least the last seven years.  Chart 2 illustrates over this period how Simtek’s PS ratio has varied compared to revenue and earnings.  Share price is the ending price on the last day of the quarter and annual sales are calculated by multiplying that quarter’s sales by four.  An upside-down situation began in 2007 where the share price and PS ratio reached a peak and began a steady decline while revenue and profits have continued to build.  Since the Company became profitable on an ex item basis the share price has stalled and over the last three quarters has declined to near record lows while revenues are consistently at the highest levels in the history of the Company and ex item profits have been positive for five consecutive quarters.

Chart #2 - Share Price & PS Ratio vs Revenue and Earnings
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Q32001
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Q42007 to date
Fiscal Quarter
Revenue
ex item EPS
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PS Ratio

One other metric that is sometimes used is to compare a company’s PS ratio its peers.  This is shown in Chart 3.  Higher ratios are generally for those companies who consistently command higher gross margins and who generally have specialty solutions some of which are sole sourced devices.  In the chart, Simtek is in the #7 “PS Ratio” position with a PS ratio just over 1.0.  Based on the gross margins reported by peer companies and by Simtek in recent quarters (52% in Q22007), Simtek could be in the #3 or #4 position with a PS ratio in the range of 2.0 to 3.5.  As we add new products to our portfolio, we are increasing the value that we represent to our customers which should enable the Company to further improve gross margins and could influence our PS ratio positively as well.

Chart 3 - PS Ratio vs. Gross Margin
PS Ratio
Gross Margin %
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Another concern voiced by some is whether Simtek has the financial resources to weather an extended slowdown in the semiconductor industry or prolonged slowness in our key target markets.  There may have been some downward pressure on our share price in recent months related to concerns that a dilutive fund raise might be needed.  As we’ve stated in recent conference calls, Simtek’s operation is producing sufficient cash to fund our current level of spending including investment in product development.  Revenue from the earliest of these products is anticipated in 2008.  The Company also has available to it a modest working line of credit.  We get more “bang for our engineering buck” than some similarly sized fabless companies because of our joint product development agreement with Cypress Semiconductor who has a team of engineers working shoulder to shoulder with our own.  More on this in a moment.

Business Momentum

One concern hanging over Simtek and the semiconductor industry as a whole is the question of sustainable growth, especially in light of a sluggish semiconductor market which failed to meet forecasted growth in 2007.  Some analysts believe the market will remain sluggish in 2008.  Simtek is approaching 2008 cautiously.  We are planning our budgets assuming modest growth in revenue.  If something severe were to happen, such as a market collapse similar to the burst of the telecom bubble in 2001, we could consider more aggressive financial tactics.

Simtek’s outlook for the future is a function of our customers’ end markets, capital spending, general economic trends, new product introductions, and customer adoption of Simtek products.  We focus our sales efforts on winning design commitments from new and existing customers.  We track design wins shown in Chart 4, sample requests, and early stage designs under consideration by our customers.  To help us better understand and predict potential future revenue, we have modeled the predictive nature of design wins and estimated the average life cycle of new and existing programs.  We estimate the relative revenue value of new design wins in dollars based on customer provided information and assign a figure of merit.  This figure of merit is called Design Win Quality points which can also be seen in Chart 4.  Simtek received more than 100 new design wins from customers in 2006 and nearly the same number in the first nine months of 2007.  The overall estimated revenue value (Design Win Quality points) associated with the designs won in the first three quarters of 2007 is greater than the total in 2006.  In recent conference calls we said that as Simtek becomes a more credible supplier we have been able to win designs that are in bigger programs.  This is being born out by recent experience.

Chart #4 - Design Wins vs. Avg $ (Quality)

06Q1
06Q2
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Design Win #
Design Win Quality

History tells us that not all design wins achieve predicted volumes.  Some programs “fail to launch” by our customers for reasons unrelated to Simtek, some exceed expectations, some reach production but at less than expected volumes, and some hit pretty close to expected volumes.  While they are meaningful, design wins and design win quality points represent, at best, a barometer of future revenue.

New Products

Another potential contributor to Simtek’s future growth and success is expanding the product offering.  This will enable us to keep up with our customer’s innovative product needs and to keep pace with competitors offering alternative solutions.  There are three critical stages of new product development.  The first stage (S1) is initial product concept.  The second stage (S2) is engineering samples where customers and Simtek get their first really close look at early versions of new products.  The third stage (S3) is called “qualified for production” meaning the product has been through any design revisions or enhancements from S2, passed rigorous tests, and meets the product specification.

Chart 5 illustrates the historical S1, S2, and S3 milestones for new products launched by Simtek this decade.  One of the anticipated benefits of our agreements with Cypress Semiconductor was that through the combination of engineers from both companies, Simtek would be able to launch more new products faster.  It took Simtek, on its own, four years to get from S1 to S3 on the 1 megabit device (designed in a 250 nanometer process) and a good part of another year to qualify the real-time-clock (RTC) version of the 1 meg (also in 250 nanometers).  Beginning in late 2005 Simtek began the design (S1) of our new flagship device, the 4 megabit nvSRAM, a device using a much more advanced manufacturing process (Cypress’ 130 nanometer SONOS process) requiring many innovative design features and techniques in order to quadruple the density of the previous 1 meg.  We were joined by engineers from Cypress around the middle of 2006.  The 4 megabit device has been designed as a platform in order to roll out extensions and derivatives quickly.  More simulation and verification work have been done between Simtek and Cypress during S1 and S2 than Simtek would have had the resources and tools to do alone.  This gives us confidence that S3 can be met in 2008, a full year less total elapsed time than the 250 nanometer 1 meg.  Four new products are planned to reach S3 in 2008.

According to data from Webfeet Research (see Chart 6) and independent market data developed by Simtek and Cypress we believe the 4 megabit and 8 megabit families will open doors to more opportunity and enable continued growth for Simtek.  At the time of this writing, Simtek has provided 4 megabit samples to a small number of customers around the world and has received sample requests from many more.  An even larger number of potential customers are at an earlier stage of consideration of our 4 meg family.  Some are new to Simtek.  Some of the larger customers have requested multiple sample lots for multiple programs.  These customers represent a mix of potential applications as diverse as data communications, storage, industrial, medical, office automation, and military programs.  We began actively promoting the 4 meg in Q42007 and already have a pipeline of opportunities of more than 25 customers.  Chart 6 shows the total estimated market for both Simtek’s current product portfolio (up to 1 megabit) and the estimated demand reported by Webfeet Research for 4megabit and 8 megabit devices, with and without real-time-clocks added.  16 megabit devices are included but the dollar value is small.

The Cypress Relationship

The 2005 and 2006 agreements between Simtek and Cypress Semiconductor have been filed with the Securities and Exchange Commission and except for certain sensitive information can be read in their entirety.  Cypress and Simtek agreed to work together to develop a special 130 nanometer SONOS process to be used in manufacturing advanced products for both companies.  The relationship is expected to extend beyond the initial 130 nanometer process for manufacturing capacity, cost, and quality reasons.  Simtek and Cypress later agreed to work together in engineering, design, and marketing of standard nvSRAM products and for both companies to offer the full range of standard products in the marketplace.  Cypress licensed the right to use Simtek IP in designing and selling non-competing products using the same special process.  Simtek and Cypress agreed to work together to evaluate enhancements to the product portfolio which could be jointly developed.  Royalty obligations associated with the main aspects of the relationship are described below.

Cypress agreed to pay royalties to Simtek for each of the following that applies to products sold by Cypress:

1.

Sale of licensed Simtek standard products previously designed by Simtek or jointly developed (JD)

2.

Sale of any Cypress programmable products with embedded Simtek IP

3.

Sale of any Cypress custom or semi-custom products with embedded Simtek IP

In addition, Cypress agreed to pay additional royalties to Simtek in case either special scenario below occurs:

4.

If Cypress nvSRAM revenue grows and Simtek nvSRAM revenue fails to grow according to mutually agreed upon thresholds

5.

Sale by Cypress of JD products to customer programs where Cypress is selling as a second source into a program previously initiated by the customer with Simtek (Simtek holds the initial design)

In reciprocity to #5, Simtek agreed to pay royalties to Cypress in the event Simtek sells JD products to customer programs where Simtek is selling as a second source to Cypress

From its inception, uncertainty among shareholders and employees has revolved around Simtek’s relationship with Cypress.  In my opinion, without Cypress, the 4 meg and 8 meg families would likely be nothing more than dreams today.  Without the $4 million invested by Cypress in 2005 Simtek may not have been able to afford to develop a new SONOS process with a viable fab partner potentially limiting the Company’s new product roadmap.  Without the nvSRAM intellectual property (IP) possessed by Simtek, Cypress would have had little interest in being our partner, and without interest in embedding Simtek’s IP in other products in their portfolio, Cypress would have been unlikely to invest their engineering resources to help us upgrade and enhance our IP and to pre-pay to Simtek royalties of $4 million in 2006.  The pre-payment came at a time when growth capital was much needed.  Our relationship with Cypress has been pivotal to our strategy and positioned us for growth.  We are looking forward to new products and technologies together.

One goal of the relationship is to expand Simtek’s addressable markets.  Simtek enjoys relationships with Tier 1 customers by supplying a unique integrated memory solution.  When it comes to programs where tens of millions of units per year have been contemplated Simtek has had neither the clout nor the cost structure to win these big deals.  With Cypress as our partner we now have the ability to confidently approach these customers.  As an example of this let me point to the timing of the ramp up in design wins and the increase in design win quality for Simtek.  It is not coincidental that as Simtek gained the additional credibility from having a significant, reputable semiconductor leader (Cypress) as our partner we began to see dramatic increases in design wins.

New Breakaway Products

A year ago, Simtek started an initiative described as having “breakaway” growth potential.  Our efforts here continue.  In 2007 we expect to invest approximately $1.4 million or $0.08 per share in this area.  Products from this initiative remain true to Simtek’s value proposition of integrating memory technologies into a unique solution for customers.  Our design efforts capitalize on the power, memory, and data management knowhow Simtek has developed over the years.  As stated in our last investor conference call it is a bit early to speak about growth and revenue from this initiative.  One of the major applications we are addressing is as a part of the overall memory solution in solid-state and hybrid hard disk drives.  This part of the storage market is projected to grow at a fantastic rate for years to come.  Watch for more information as we progress through 2008 on this key initiative.

Summary

In this letter I’ve addressed three main points:  1. Simtek’s recent performance is the best it’s ever been and we envision growth continuing.  2. Our shares are trading at a near all-time low PS ratio which seems to be an illogical relationship with our performance.  3.  Based on new products, design wins from customers, and a strong relationship with a credible partner, Cypress Semiconductor, the outlook for Simtek is very good.

Simtek is well positioned to participate in a market that is projected by Webfeet Research and others to grow at double-digit annual rates for several years to come.  We are better positioned than ever before.  There is increasing demand for our products.  New products are expected to roll out at record pace over the next few years.  To paraphrase a wise CEO, I can’t promise your investment in Simtek will grow, but what I can do is run Simtek in an honest, ethical manner, invest in the future, and continue to improve the Company’s financial well-being.

Sincerely,

Harold A. Blomquist

President and Chief Executive Officer

Simtek Corp.

About Simtek Corporation

Simtek Corporation designs and markets "NV + fast SRAM" nonvolatile semiconductor memory products for use in a variety of systems including RAID servers, storage arrays, GPS navigational systems, industrial controllers, robotics, copiers, avionics, metering, consumer, UPS, and networking and broadcast equipment. Information on Simtek products can be obtained from its web site: www.simtek.com; email: information@simtek.com. The Company is headquartered in Colorado Springs, Colorado.

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements about market expectations, future sales revenues, new product offerings and the timing of such offerings, capital needs and availability of capital, future profitability, future design wins, future relationship with Cypress Semiconductor Corporation and the benefits of that relationship with customers and product demand.  These forward-looking statements are inherently difficult to predict and involve risks and uncertainties that could cause actual results to differ materially, including, but not limited to, projections of future performance including predictions of future profitability and expectations of the business environment in which Simtek operates.  For a detailed discussion of these and other risk factors, please refer to Simtek’s filings with the Securities and Exchange Commission (SEC), including its Annual Report on Form 10-K and subsequent Form 10-Q and Form 8-K filings.

Reconciliation of GAAP EPS to Ex- item EPS*
Three Month Periods Ended	3/31/06	6/30/06	9/30/06	12/31/06	3/31/07	6/30/07	9/30/07
Per Share Data:
Net Income (loss), as reported	$ (0.06)	$ (0.10)	$ (0.02)	$ 0.04	$ (0.03)	$ (0.05)	$ (0.01)
Ex-item Adjustments:
Amortization of non-compete agreement	$ 0.03	$ 0.03	$ 0.03	$ 0.02	$ 0.03	$ 0.03	$ 0.03
Costs associated with employee stock options	$ 0.01	$ 0.01	$ 0.01	$ 0.01	$ 0.02	$ 0.02	$ 0.01
Cypress milestone payments	$ 0.02	$ 0.02	$ -	$ -	$ -	$ 0.04	$ -

Ex-item income (loss)	$ (0.02)	$ (0.04)	$ 0.02	$ 0.07	$ 0.02	$ 0.04	$ 0.03

For all periods prior to March 31, 2006 GAAP EPS and ex-item EPS are the same

*Pursuant to Regulation G